================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from ______________ to ______________


                           COMMISSION FILE NO. 1-10863

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                         YORK INTERNATIONAL CORPORATION
                            631 South Richland Avenue
                            York, Pennsylvania 17403





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
                                      INDEX

Item                                                                     Page
----                                                                     ----
Signature............................................................      2
Financial Statements and Supplemental Schedule.......................      3
Exhibit Index........................................................     14
Exhibit..............................................................     15

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       YORK INTERNATIONAL CORPORATION
                                       INVESTMENT PLAN FOR PUERTO RICO



Date:  June 21, 2002                   By: /s/ Jane G. Davis
                                           --------------------------------
                                       Jane G. Davis
                                       Member, Pension and Investment Committee

                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

                              Financial Statements
                                       And
                              Supplemental Schedule

                           December 31, 2001 and 2000

                          INDEPENDENT AUDITORS' REPORT


To the Pension and Investment Committee of
York International Corporation:


We have audited the accompanying statements of net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the York International Corporation Investment Plan for Puerto Rico as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP


KPMG LLP
Harrisburg, PA
June 14, 2002

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                  Statements of Net Assets Available for Benefits
                           December 31, 2001 and 2000


                                                          2001            2000
                                                        --------        --------
                        ASSETS

Investments:
    Mutual funds, at fair value ................        $121,954          91,993
    Participant notes receivable, at cost ......           2,657           1,700
                                                        --------        --------
            Total investments ..................         124,611          93,693
                                                        --------        --------
Receivables:
    Employer's contribution ....................           4,594             544
    Participants' contributions ................          13,612           4,276
    Interest ...................................               7            --
                                                        --------        --------
            Total receivables ..................          18,213           4,820
                                                        --------        --------
            Total assets .......................         142,824          98,513

                     LIABILITIES

Accrued expenses ...............................            --             8,000
                                                        --------        --------
            Net assets available for benefits ..        $142,824          90,513
                                                        ========        ========


See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

           Statements of Changes in Net Assets Available for Benefits
                     Years Ended December 31, 2001 and 2000


                                                              2001              2000
                                                           ---------         ---------
                      ADDITIONS

Additions to net assets attributed to:
    Investment income:
      Net depreciation in fair value of investments        $  (9,331)           (6,267)
      Interest and dividends ......................            4,518             5,552
    Contributions:
      Participants' ...............................           45,653            52,521
      Employer's ..................................            8,955             6,390
                                                           ---------         ---------
            Net additions .........................           49,795            58,196
                                                           ---------         ---------
                      DEDUCTIONS

Deductions from net assets attributed to:

    Benefits paid to participants .................            5,484            11,020
    Other .........................................           (8,000)            8,000
                                                           ---------         ---------
            Net deductions ........................           (2,516)           19,020
                                                           ---------         ---------
            Net increase ..........................           52,311            39,176
Net assets available for benefits:
    Beginning of year .............................           90,513            51,337
                                                           ---------         ---------
    End of year ...................................        $ 142,824            90,513
                                                           =========         =========


See accompanying notes to financial statements.

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


(1)   PLAN DESCRIPTION

      The following description of the York International Corporation (Company) Investment Plan for Puerto Rico (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

      (a)   GENERAL

            The Plan is a defined contribution plan covering employees of the Company (Plan Sponsor) who are residents of Puerto Rico and have been employed for three months. The Plan is administered by a committee appointed by the Company's Board of Directors. The Plan assets are held by Fidelity Management Trust Company. The trustee of the Plan is Banco Popular. The Plan is subject to the provisions of the Puerto Rico Internal Revenue Code of 1994, as amended and the Employee Retirement Income Security Act of 1974 (ERISA).

      (b)   CONTRIBUTIONS

            Each year, participants may contribute up to ten percent of pretax compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes 25 percent of participants' pretax contributions, limited to the first 4 percent of each employee's earnings contributed. The Company may also make qualified non-elective contributions ("QNECs") which are allocated in accordance with each participant's current investment directions and which become 100 percent vested immediately.

      (c)   INVESTMENT OPTIONS

            Upon enrollment in the Plan, participants may direct employee contributions in 10 percent increments in any of fourteen investment options.

            The "Retirement Money Market Portfolio Fund" seeks income while preserving capital and liquidity by investing in high quality U.S. dollar-denominated money market instruments of domestic and foreign issuers.

            The "Puritan Fund" is a mutual fund which seeks to obtain income and capital growth by investing in a broadly diversified portfolio of high-yielding securities, including common stocks, preferred stocks, and bonds.

            The "Large Cap Stock Fund" is a mutual fund which seeks long-term growth of capital by investing primarily in large cap stocks with above average growth characteristics trading at reasonable valuations.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


            The "Equity Income Fund" is a growth and income mutual fund which seeks reasonable income with the potential for capital appreciation. The fund tries to achieve a yield that exceeds the composite yield of the S&P 500. It also considers the potential for capital appreciation when selecting investments. It invests primarily in income-producing equity securities (common and preferred stocks) but can also invest in bonds and convertible securities.

            The "OTC Portfolio Fund" is a growth mutual fund. It seeks capital appreciation by investing primarily in securities traded on the over-the-counter (OTC) market. Securities in which the Portfolio Fund may invest include common stocks, preferred stocks, securities convertible into common stocks and debt securities. Companies whose securities trade on the OTC market generally are smaller or newer companies than those on the New York and American Stock Exchanges.

            The "Overseas Fund" is an international growth fund. It seeks long-term capital growth primarily through investments in foreign securities. These investments may include common stock and securities convertible into common stock, as well as debt instruments. Normally, at least 65% of the fund's total assets will be invested in foreign securities.

            The "Freedom Income Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

            The "Freedom 2000 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2000.

            The "Freedom 2010 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2010.

            The "Freedom 2020 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2020.

            The "Freedom 2030 Fund" is an asset allocation fund designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds. It seeks high total returns for those planning to retire around the year 2030.

            The "Spartan U.S. Equity Index Fund" is a growth and income fund. It seeks investment results that try to duplicate the composition and total return of the S&P 500. The fund invests primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the Index.

                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


            The "U.S. Bond Index Fund" is an income fund. It seeks investment results that try to duplicate the composition and total return of the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is a market value weighted performance benchmark investment-grade, fixed-rate debt index, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of at least one year. The fund invests in investment grade (medium to high quality) securities or above with maturities of at least one year, including U.S. Treasury or government securities and corporate bonds, asset-backed and mortgage-backed securities and U.S. dollar-denominated foreign securities.

            The "York International Stock Fund" is an unmanaged non-diversified investment option consisting primarily of York International Corporation common stock, with a small portion of short-term money market instruments for liquidity. The liquidity is necessary to allow for daily transfers in and out of the fund. Also, participants do not receive shares of York International Corporation common stock for their investment; instead their balance is reported in units of participation. The fund's share price will vary in relation to the market price of York International Corporation common stock.

            Participants who choose to invest in the York International Stock Fund are subject to the following restrictions:

            - Limitation on new contributions - participants are only permitted to invest up to 20% of any new contributions to the Plan in the York International Stock Fund.

            - No rollover purchase - participants are not permitted to invest any portion of a rollover contribution in the York International Stock Fund.

            - No transfers from other funds into the York International Stock Fund - although participants are able to continue to make exchanges between other investment funds, participants are not permitted to transfer amounts that are invested in another investment fund into the York International Stock Fund.

            - Sales of York International Stock Fund must occur during a window period - although participants are permitted to sell any portion of their investment in the York International Stock Fund and invest the proceeds of that sale into another investment fund, any sale can only occur during a "window" period that is established by the Company. Throughout the year, participants are notified of upcoming window periods.

            Participants may change their investment options monthly.

      (d)   PARTICIPANT NOTES RECEIVABLE

            Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested Plan balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants Notes Receivable fund. Loan terms range from 1-5 years or up to a reasonable amount of time for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a fixed or

                                       9
                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


            variable rate commensurate with the interest rates charged by persons in the business of lending money on a regional basis for loans that would be made under similar circumstances. The interest rate for outstanding loans was nine percent at December 31, 2001. Principal and interest are paid through payroll deductions.

      (e)   PARTICIPANTS' ACCOUNTS

            Each participant's account is credited with the participant's contribution and allocations of a) the Company's contribution and,
            b) Plan earnings, and charged with an allocation of administrative expenses paid by the Plan. Allocations are made based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      (f)   VESTING

            Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of service. A participant is 100 percent vested after four years of credited service as follows:

                      YEARS OF SERVICE           VESTED %
                         Less than 2                0%
                         2                         33%
                         3                         67%
                         4 or more                100%

      (g)   PAYMENT OF BENEFITS

            On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. For the York International Stock Fund, participants may elect to receive cash or shares of York International Corporation stock and cash, with cash representing the value of any fractional share. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account.

      (h)   FORFEITURES

            At December 31, 2001 and 2000, forfeited nonvested accounts totaled $990 and $952, respectively. These accounts may be used first to pay any expenses payable for the plan year and then shall be used to reduce employer contributions. The increase is attributable to interest and dividends earned on forfeited nonvested accounts of $38 for the year ended December 31, 2001.


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      (a)   BASIS OF ACCOUNTING

            The financial statements of the Plan are prepared under the accrual method of accounting.

      (b)   INVESTMENT VALUATION AND INCOME RECOGNITION

            All investment options, except for Participant Notes Receivable, are stated at fair value as reported by the Trustee. Participant Notes Receivable are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

      (c)   ADMINISTRATIVE EXPENSES

            Certain administrative expenses are paid by the Company. Certain administrative expenses previously accrued were paid by the Company and were therefore reversed in 2001.

      (d)   USE OF ESTIMATES

            The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

      (e)   PAYMENT OF BENEFITS

         Benefits are recorded when paid.

(3)   INVESTMENTS

      The following table separately identifies those investments which represent five percent or more of the Plan's net assets.

                                                              2001            2000
                                                            --------        --------
      Mutual Funds:
          Puritan Fund                                      $  7,724           6,102
          Equity Income Fund                                   7,892           7,123
          Large Cap Stock Fund                                13,226          10,289
          U.S. Bond Index Fund                                18,619          11,734
          Freedom 2010 Fund                                   38,770          28,449
          Freedom 2030 Fund                                   12,021          11,231
          Retirement Money Market Portfolio Fund (1)          13,322           9,313
          Other                                               10,380           7,752
      Participant Notes Receivable                             2,657           1,700
                                                            --------        --------
                                                            $124,611          93,693
                                                            ========        ========


                                                                     (Continued)

                         YORK INTERNATIONAL CORPORATION

                         INVESTMENT PLAN FOR PUERTO RICO

                          Notes to Financial Statements
                           December 31, 2001 and 2000


      (1) Includes nonparticipant-directed unallocated forfeited nonvested accounts of $990 and $952 at December 31, 2001 and 2000, respectively.

      During 2001 and 2000, the Plan's investments in mutual funds (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $9,331 and $6,267, respectively.

(4)   RELATED PARTY TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (Fidelity). Fidelity holds the Plan assets and therefore, these transactions qualify as party-in-interest. No fees were paid by the Plan for investment management services for the years ended December 31, 2001 and 2000.

      In addition, the Plan may invest in a fund containing common stock of the Plan sponsor, York International Corporation, and therefore, these transactions qualify as party-in-interest transactions.

(5)   PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

(6)   TAX STATUS OF THE PLAN

      The Puerto Rico Department of Treasury has determined and informed the Company by letter dated June 14, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes the Plan is designed and is being operated in compliance with the applicable requirements of the IRC.

      During 2001, employee contributions of $3,091 and the related employer matching contribution of $484 were not remitted to the Plan due to an administrative oversight. The Plan Sponsor intends to contribute these amounts to the Plan in 2002. Accordingly, the expected payment is recognized as an employer's contribution receivable in the statement of net assets available for benefits at December 31, 2001.

                                                                      SCHEDULE 1


                         YORK INTERNATIONAL CORPORATION
                         INVESTMENT PLAN FOR PUERTO RICO

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
                                December 31, 2001

                                                                              CURRENT
Identity of Issuer                  DESCRIPTION OF INVESTMENT                  VALUE
-------------------       ------------------------------------------------   ----------
* Fidelity Investment     Puritan Fund                                       $   7,724
* Fidelity Investment     Equity Income Fund                                     7,892
* Fidelity Investment     OTC Portfolio Fund                                     2,510
* Fidelity Investment     Overseas Fund                                          2,158
* Fidelity Investment     Large Cap Stock Fund                                  13,226
* Fidelity Investment     Freedom 2010 Fund                                     38,770
* Fidelity Investment     Freedom 2030 Fund                                     12,021
* Fidelity Investment     Retirement Money Market Portfolio Fund (1)            13,322
* Fidelity Investment     Spartan U.S. Equity Index Fund                         5,010
* Fidelity Investment     U.S. Bond Index Fund                                  18,619
* Fidelity Investment     Freedom 2020 Fund                                        702
                          Participant Notes Receivable (interest of 9.0%)        2,657
                                                                             ---------
                                                                             $ 124,611
                                                                             =========


*     Party-in-interest

(1) Includes nonparticipant-directed amounts at cost and current value of $990.

                                  EXHIBIT INDEX

EXHIBIT NO.    DOCUMENT
-----------    --------
23             Consent of Independent Auditors